

July 22, 2015

Lonnie J. Stout, II
President and Chief Executive Officer
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
Nashville, TN 37203

>   **Re: J. Alexander's Holdings, Inc.**
>   **Form 10**
>   **Filed June 25, 2015**
>   **File No. 001-37473**

Dear Mr. Stout:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

1. We note that the information statement contains a number of blanks and references to information that will be provided by amendment. Please fill in these blanks and include missing information in your next amendment or tell us why you are unable to do so and when you expect to have this information.

Our Company, page 1

2. We note that you plan to transition between 12 and 15 of your J. Alexander's restaurants to Redlands Grill restaurants by December 2015. Please briefly discuss your rationale for rolling out this new restaurant concept by transitioning existing J. Alexander's locations rather than establishing new locations. Please discuss, for example, whether you believe you currently have too many J. Alexander's locations and whether the requirements under the Patient Protection and Affordable Care Act of 2010 you discuss on page 33 had an impact on the decision to rebrand existing restaurants. Please also revise the restaurant positioning strategy section on page 119 accordingly.

Questions and Answers About the Distribution, page 11

3. We note your disclosure on page 43 that you expect to incur "significant" costs in connection with the separation. To the extent material to understanding the transaction, please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution.

4. Please briefly discuss risks and challenges considered by the board of directors of FNF in determining whether to effect the spin-off, including among other factors the potential disruptions to your business as a result of the spin-off, the loss of synergies of operating as one company, and the potential costs associated with becoming a separate publicly-traded company.

How will fractional shares be treated in the distribution, page 11

5. Please confirm that the distribution agent will determine in its sole discretion when, how, and through which broker-dealers and at what price to sell aggregated fractional shares. Additionally, please confirm that the distribution agent and the broker-dealers it expects to use are not affiliates of FNF or FNFV Group. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Can FNF decide to cancel the distribution, even if all of the conditions are met?, page 13

6. Please disclose what notification, if any, you will provide to stockholders should the board of directors waive a material condition or amend, modify, or abandon the spin-off and related transactions.

Risk Factors, page 26

7. We note that on pages 10 and 57 you list as a significant risk your ability to successfully transition certain of your existing J. Alexander's locations to Redlands Grill locations. Please include a risk factor to discuss the risks and challenges associated with these anticipated transitions.

The Management Consultant, page 62

8. We note that in connection with the distribution, J. Alexander's Holdings, LLC will issue to Black Knight Advisory Services, LLC non-voting Class B Units, in an amount equal to 10% of the outstanding units of J. Alexander's Holdings, LLC. We also note that the units represent an equity interest in J. Alexander's Holdings, LLC that entitle the holder to a percentage of the profits and appreciation in the equity value of J. Alexander's Holdings, LLC and may be exchanged for shares of your common stock once vested. Based on the foregoing, please tell us whether you believe the spin-off is pro rata to the

holders of FNFV Group common stock. For guidance, refer to Section B.2 under Question 4 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Reasons for the Distribution, page 64

9. Please briefly discuss whether the FNF board of directors considered but rejected any other potential structural alternatives.

10. We note that one of the reasons for the separation is to permit the management team of each company to focus on its own strategic and operational priorities. It appears that as a result of your management consulting agreement with Black Knight Advisory Services, some of FNF's executive officers and directors will continue to serve your company in a comparable capacity. Please explain how this is consistent with the objectives of the spin-off.

Unaudited Pro Forma Consolidated Financial Information, page 73

11. In footnotes 5 and 6, please quantify the associated amount for each period presented and tell us how you calculated them.

12. For footnote 7, please remove the pro forma adjustments attributable to public company expenses for each period presented as they are not factually supportable.

13. For footnote 12, please quantify the amount of interest associated with each of the debt repaid and the new debt incurred for each period presented. Also disclose the interest rate associated with the new debt incurred.

Liquidity and Capital Resources, page 105

14. We note that you are a holding company with no independent operations or assets and are dependent on cash flow generated by your subsidiaries. Please revise to disclose the nature and terms of any restrictions imposed on your ability to obtain cash from your subsidiaries.

Industry and Competition, page 117

15. It appears that some of the industry data in the first two paragraphs of this section are out of date. To the extent you have updated information, please revise accordingly.

Redlands Grill, page 121

16. We note your disclosure on page 118 that your Redlands Grill concept offers customers a "different version" of your contemporary American menu and a distinct architectural design and feel. Please discuss the Redlands Grill menu and architectural design in

greater detail here so that investors can more fully understand what the new restaurants offer and how the concept differs from J. Alexander's and Stoney River.

<u>Financial Statements of J. Alexander's Holdings, LLC, page F-1</u>

17. We understand that you will be treated as a corporation for income tax purposes and the results of J. Alexander's Holdings, LLC will represent your historical results. Accordingly, please present the pro forma effect of income taxes on the face of the historical statement of operations presented for J. Alexander's Holdings, LLC for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Mark Levinson, Esq.
        Fox Rothschild LLP